UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026

COMMISSION FILE NUMBER: 001-33373

CAPITAL CLEAN ENERGY CARRIERS CORP.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On February 13, 2026, Capital Clean Energy Carriers Corp. issued a press release in Greek announcing a bond issuance to investors in Greece (the “Bonds”), as summarized below.

The Bonds will have an aggregate principal amount of up to €250 million, with a minimum issuance amount of €200 million, and a term of seven years. The Bonds will be offered for subscription through a public offering in Greece (the “Greek Public Offering”) and will be admitted to trading in the Fixed Income Securities Segment of the Athens Stock Exchange.

The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state of the United States, and, subject to certain exceptions, may not be offered or sold in the United States. The Greek Public Offering is not directed to, and may not be accessed by, persons located in the United States (as defined in Regulation S under the Securities Act).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 13, 2026	CAPITAL CLEAN ENERGY CARRIERS CORP.

	By:	/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Executive Officer